Tidal Trust IV

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

July 15, 2025

VIA EDGAR TRANSMISSION

Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust IV (the “Trust”)
Registration Statement on Form N-1A (the “Registration Statement”)
File Nos. 811-24061; 333-285633

Dear Ms. Rossotto:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on July 14, 2025, with respect to Pre-Effective Amendment 1 to the Trust’s Registration Statement and the Trust’s proposed initial series, the HyperScale Leaders ETF (the “Fund”). For your convenience, the comments have been reproduced with a response following the comments. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	In the last paragraph on page 1, it states that “[t]he Fund defines “HyperScale Leaders” as companies with operational and financial metrics that appear to suggest an ability to scale efficiently while maintaining strong financial performance and a sustained commitment to research and development.” Should this be revised to state that the “Index,” rather than the Fund, defines HyperScale Leaders this way?

Response: The Trust has revised the referenced disclosure as suggested by the Staff.
2.	Please provide the Staff with a final copy of the Index’s methodology.

Response: The Index methodology has been provided to the Staff under separate cover.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino
Michael Pellegrino
General Counsel
Tidal Investments LLC